March 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re: Sotera Health Company

Registration Statement on Form S-1

File No. 333-254287

Acceleration Request

Requested Date:     March 17, 2021

Requested Time:    4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and Jefferies LLC, as representatives of the several underwriters, hereby join Sotera Health Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-254287) (the “Registration Statement”) to become effective on March 17, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke

Name:	David Ke
Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andres Londono

Name:	Andres Londono
Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood

Name:	Elizabeth Wood
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Michael Robinson

Name:	Michael Robinson
Title:	Managing Director

cc:    Michael B. Petras, Jr., Sotera Health Company

David Lopez, Cleary Gottlieb Steen & Hamilton LLP

Arthur D. Robinson, Simpson Thacher & Bartlett LLP

Jean Park, Simpson Thacher & Bartlett LLP

[Signature page to Underwriters’ Acceleration Request]